Exhibit 99.1

CONSENT OF CHI CHOW

This consent of the director-nominee is delivered in connection with the registration statement on Form S-1 of Alussa Energy Acquisition Corp. II (the “Company”), pursuant to Rule 428 under the Securities Act of 1933 (as amended), to be filed with the Securities and Exchange Commission (the “Registration Statement”) for registration of securities of the Company for issuance in its initial public offering.

The undersigned consents to: (i) the references made to the undersigned in the Registration Statement and related prospectus as having consented to serve as a director of the Company, effective immediately, after the completion of offering contemplated by the Registration Statement and related prospectus; (ii) the inclusion of certain biographical information regarding the undersigned in the Registration Statement and related prospectus; and (iii) the filing of this consent as an exhibit to the Registration Statement.

Date: October 10, 2025	/s/ Chi Chow
Name: Chi Chow